Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

August 13, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) today announced that it plans to complete a non-brokered private placement of up to 4,000,000 units at $1.25 per unit to raise $5 million, subject to a possible oversubscription of up to an additional $1 million on the same terms The net proceeds of the private placement will be used for further exploration of the Company’s Monterde, Pericones and Setago properties, advancement of the Carmen deposit at Monterde and general corporate purposes.

Placement Details

Each unit will be priced at C$1.25 and will consist of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of C$1.80 per warrant share for a period of 24 months from the date on which the units are issued. A finder’s fee in cash and/or common shares of 7% will be paid by the Company on certain subscriptions from subscribers introduced to the Company by an independent third party. Insiders of the Company may participate in the private placement in an aggregate amount not to exceed 10% of the total private placement.

Closing of the private placement is subject to the receipt of applicable regulatory approval, including the Toronto Stock Exchange and the American Stock Exchange.

The common shares forming part of the units and any warrant shares acquired on the exercise of the warrants will be subject to a four (4) month hold period from the date on which the units are issued. The common shares to be issued pursuant to the private placement are not registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.